SCHEDULE 14A INFORMATION
                    PROXY STATEMENT PURSUANT TO SECTION 14(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                  (REVISED)
Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]
    Check the appropriate box:
     [ ]   Preliminary Proxy Statement
     [ ] Confidential, for Use of the Commission only (as permitted by Rule 14a-6(e)(2))
     [ ]   Definitive Proxy Statement
     [X]   Definitive Additional Materials
     [ ]   Soliciting Material Under Rule 14a-12


                       LONE STAR STEAKHOUSE & SALOON, INC.
                (Name of Registrant as Specified in its Charter)

                                 GUY W. ADAMS

     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[ ]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
     1)     Title of each class of securities to which transaction applies:
     2)     Aggregate number of securities to which transaction applies:
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
     4)     Proposed maximum aggregate value of transaction:
     5)     Total fee paid:
[ ]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     1)     Amount Previously Paid:
     2)     Form, Schedule or Registration Statement No.:
     3)     Filing Party: Guy W. Adams
     4)     Date Filed: 05/04/2001



(These materials are intended to be released to one or more shareholders, along with the Definitive Proxy Statement currently on file, on or about May 9, 2001)

DEAR FELLOW SHAREHOLDERS:

WHO IS GUY W. ADAMS?

My name is Guy Adams. I have a Bachelor's Degree from Louisiana State University and an MBA from Harvard Business School and have been in the business of analyzing and making investments in public companies for over 13 years. I am running as an INDEPENDENT candidate against Jamie B. Coulter for election to the Board of Directors of Lone Star Steakhouse & Saloon, Inc. ("Lone Star"). I have no current or past affiliations with Lone Star, other than my ownership of Lone Star stock, and I am completely independent of management. Mr. Coulter has been the Chairman and Chief Executive Officer of Lone Star since 1992 and is currently paid over $750,000 annually.

WHO ARE GUY W. ADAMS' SUPPORTERS?

In my preliminary conversations, a number of institutional and individual stockholders, have told me orally that they would vote for my election to the Board. Among those indicating their support are:

California Public Employee's Retirement System (assets: $165 Billion); and The Amalgamated Bank Longview MidCap 400 Index Fund (assets: $100 million)

To date, the holders of over 13% of the shares outstanding have advised me that they currently intend to vote for me and against Mr. Coulter. (This in no way is a prediction of the outcome of the election, and all shareholders, whether they have given me a proxy or not, have the right to appear and vote their own conscience at the Annual Meeting, and/or rescind any previously delivered proxy.)

WHY IS GUY W. ADAMS RUNNING FOR THE LONE STAR BOARD OF DIRECTORS?

I am disappointed with the Company's stock performance and operating performance. For the fiscal year ending December 28, 1999 the Company suffered:

-       A 3-year stock price DECLINE of 66.6%

-       3 consecutive years of declining EBITDA* margins

-       3 consecutive years of declining Same-Stores-Sales

-       2 consecutive years of declining Operating Income Before Impairment
        Charges **

- A 5-year comparison performance against its Industry Peer Group, in which the Company's stock UNDERPERFORMED its peer group by 81%

* Earning Before Interest, Tax and Depreciation, and before asset impairment charges

** Operating Income plus impairment and store closing charges
I am also disappointed with the performance of the three "independent" Directors currently sitting on the Board of Directors. Following the above stock performance and operating performance, these independent Directors and the Board in early fiscal year 2000:

-       Increased Mr. Coulter's base pay from $300,000 to $750,000 per annum.
        (12/29/99)

- Increased Mr. White's (Executive Vice President) base pay from $283,000 to $600,000 per annum. (3/22/00)

- Approved the repricing of 4,591,757 options from $18.25/sh to $8.47/sh. A concentrated portion (90.9%) of this repricing was to the benefit of Mr. Coulter (2.6 million shares), Mr. White (1.0 million shares) and Mr. Aaron, Sr. Vice President (0.6 million shares). (1/7/00)

Following the above compensation rewards, for the year ending December 26, 2000, the Company suffered:

- Another year of DECLINING: Revenues, Same-Stores-Sales, and Operating Income Before Impairment Charges **

-       ANOTHER 4 consecutive quarters of declining EBITDA* margins

- A 5-year comparison performance against its Industry Peer Group, in which the Company's stock UNDERPERFORMED its peer group by 85%

-       A further stock price DECLINE of 8.8%

* Earning Before Interest, Tax and Depreciation, and before asset impairment charges

** Operating Income plus impairment and store closing charges

Notwithstanding this performance, the "independent" Directors voted Mr. Coulter a bonus of $226,642 for his accomplishments in 2000, thus putting his total compensation package over $1.0 million (Form10-K/A page 4).

ARE THE ABOVE ACTIONS OF THE 3 INDEPENDENT DIRECTORS AND THE BOARD CONSISTENT WITH THE COMPANY'S STOCK PERFORMANCE OR OPERATING PERFORMANCE???

During the last 4 years, the Company has reported in its public documents a variety of Related-Party Transactions between Mr. Coulter and Lone Star, some of which are summarized below:

- Payments made to a Coulter owned entity for "accounting and administrative services" to Lone Star

-       Loans made to a Coulter owned entity
- Borrowings obtained from a Coulter owned entity bearing an undisclosed rate of interest

-       Payment of $10.5 million to Mr. Coulter for the purchase of Coulter
        Enterprises

- Payments to a Coulter owned entity for use of airplane and pilot services

- Lease payments to a Coulter owned entity for meeting rooms, storage space, and parking

-       Purchases of "business gifts and awards" from a Coulter owned entity

I have been advised that management and the Board contend that the terms for these various transactions are all comparable to similar terms available from outside independent parties. Even if this is the case, I believe the appearance of these transactions is inappropriate, and sends the wrong message to Shareholders.

I am disappointed with Mr. Coulter's performance as Chairman over the last 4 years, as reported in the Company's public documents and partially summarized in the 4-Year Table attached hereto as Appendix A.

Over the last four years, the Board of Directors have authorized, and the Company has repurchased, approximately 17 millions shares of stock, utilizing $162 million of corporate assets (cash). This buy-back represented more that 41% of the shares outstanding at the beginning of fiscal 1997. During this period, the stock price declined by 69%. Over this same interval, the market capitalization of the Company declined by $890 million. As the stock price declined, the Board of Directors repriced options four times, affecting 13.6 million shares of stock.

As a result of these stock repurchases and option repricings, the holders of these options - primarily Management and the Board - have increased their potential ownership (on a fully diluted basis) in the Company from 10.4% to 24.4%.

WHO HAS BENEFITED THE MOST FROM THE STOCK BUY-BACKS AND OPTION REPRICINGS
- MANAGEMENT OR SHAREHOLDERS???

AND, GIVEN WHAT WE HAVE ALREADY DISCUSSED, WHY DID THE "INDEPENDENT" DIRECTORS APPROVE THE GOLDEN PARACHUTE CONTRACTS???

On January 3, 2001, the "independent" Directors approved the granting of Golden Parachute Contracts to seven members of senior management, including Mr. Coulter, presumably to protect these executives against the possible consequences of a change of control. If an executive's Golden Parachute Contract is triggered, that executive is entitled to receive a lump sum
payment equal to approximately three years pay, plus other benefits.    The
"independent" Directors apparently felt that these assurances were necessary notwithstanding the fact:

- That Lone Star already has at least three major impediments to any unwanted takeover; namely, a board of directors with staggered terms, the ability to issue "blank check" preferred stock and an already outstanding "poison pill," and

- That Management and the Board have, between their stock options and direct stock ownership, stock interests representing potentially over 30% of the Company, when calculated on a fully diluted basis.

Furthermore, it is to be noted that, in the case of Mr. Coulter, these benefits could be triggered simply by we shareholders exercising our democratic rights to elect the composition of the Board of Directors and even though Mr. Coulter's CEO position, compensation and authority were to be unaffected by that change in Board composition. In other words, the "independent" Directors, in essence, have granted Mr. Coulter an option to take a multi-million dollar pay day, if the stockholders simply choose to elect a Board composed principally of directors Mr. Coulter does not like.

During the week of April 17, 2001, the "independent" Directors traveled to
California to meet with CalPERS.   I HAVE BEEN ADVISED THAT DURING THIS
MEETING, THE "INDEPENDENT" DIRECTORS EXPLAINED TO CalPERS THE REASONS FOR
THEIR DETERMINATION TO GRANT THESE GOLDEN PARACHUTE CONTRACTS.   APPARENTLY,
THOSE REASONS WERE NOT PERSUASIVE TO CalPERS, SINCE TWO DAYS LATER CalPERS WROTE TO THE "INDEPENDENT" DIRECTORS ADVISING THAT, IN THE VIEW OF CalPERS THE GOLDEN PARACHUTE CONTRACTS WERE NOT A GOOD IDEA AND SHOULD BE RESCINDED. A copy of the letter dated April 19, 2001, sent by CalPERS to Mr. Clark R. Mandigo, an "independent" Director is attached as Appendix B, hereto for your information.

Among the benefits granted to executives upon a triggering of their rights under the Golden Parachute Contracts is the right to cash out their stock
options.   Unfortunately, as initially approved by the "independent" Directors and filed with the Commission, these Golden Parachute Contracts did not provide for an offset for the exercise price of the options to be cashed out. Given that that these employees have options outstanding covering approximately 4.5 million shares of Lone Star Common Stock, and that the Golden Parachute Contracts also include a tax gross up provision (a provision essentially making the company pay the cost of certain income taxes which would otherwise be the responsibility of the executives receiving the income) the potential financial impact of such contracts could have been very detrimental to stockholder interests. THE FAILURE TO PROVIDE FOR AN OFFSET OF THE EXERCISE PRICE COULD HAVE EXPOSED LONE STAR TO COMPENSATION AND TAX CLAIMS IN EXCESS OF $65 MILLION.

I am grateful that corrective action has now been taken as described by the Company in its Form 10-K/A. However, I am disappointed that it took Lone Star until April 18, 2001 to address the situation with its executives and until April 25, 2001 to advise stockholders and the market that the issue had been addressed. I am also surprised that an error of this magnitude apparently went unnoticed by all three of the "independent" Directors who one would have expected to have read the contracts prior to approving them and by the counsel
presumably selected by these Directors to represent them in the matter.   WHO
WAS LOOKING OUT FOR THE STOCKHOLDERS WHEN THESE CONTRACTS WERE SIGNED BY LONE STAR?

Furthermore, even as "corrected", it is unclear what, if any, benefit Lone Star received in exchange for these agreements. It appears that most of these executives already had employment agreements with Lone Star, which included a "Change in Control" provision, prior to the Golden Parachute Contracts being granted. It should be noted that the costs to Lone Star of these "corrected" contracts are still unknown.

In particular, I am troubled by the fact that the current directors of the Company have given away rights that, in the case of Mr. Coulter, can be triggered by the simple exercise by the Stockholders of Lone Star of their rights under Delaware Law to nominate and elect directors who may not be acceptable to Mr. Coulter. The costs to Lone Star under the Coulter Golden Parachute Contract alone would be in excess of $3 million, without even taking into account the costs to the Company of cashing out Mr. Coulter's 2.6 million stock options.

Mr. Coulter's rights under the so called "Change of Control Contract" are triggered by:

(1) The coming together of any group of stockholders to share costs for the purpose of supporting even a single candidate for election to the Board of Directors in opposition to the Board's slate, if that group has as its members, people who own 30% or more of the Company's stock. In other words, the incumbent directors can spend the Company's money to get themselves re-elected, but if a significant group of stockholders gets together to pool their resources to support even a single candidate in opposition to the incumbent directors, Mr. Coulter's rights under the Golden Parachute contract are triggered.

(2) The simple failure of the stockholders of this Company to re-elect 3 of the currently sitting directors (or other nominees approved by the "Existing Directors"). In other words, if this year you decide to elect me, rather than Mr. Coulter, then next year you must elect at least one of the directors approved by the Board, or Mr. Coulter's rights under the Golden Parachute contract are triggered.

In some instances, it appears, the contracts can be triggered in advance of an actual change of control. For example, Mr. Coulter's Golden Parachute Contract will be triggered upon merely the consummation of an agreement for the sale of the Company or the consummation of a plan of merger. Such language would seem to imply that if shareholders reject such agreements or proposals, Mr. Coulter would still be entitled to his severance payments provided in the Golden Parachute. If this is the case, I am not sure such severance payments are in the best interest of Shareholders. Indeed, there may arise specific conditions where this reward mechanism puts Mr. Coulter's best interest ahead of that of the Shareholders. I am uncertain as to whether this is the intent of the Board.

I also find it interesting that the Directors chose to grant these rights on January 3, 2001. Mr. Coulter has been Chairman and CEO of the Company since January 1992. What was it that occurred in late 2000 that caused the Directors to be suddenly concerned about a possible change of control transaction? It is also interesting to note that between the end of fiscal year 2000 and March 19, 2001 the Company has purchased over 244,000 shares of its outstanding common stock.

It seems to me that Mr. Coulter's Golden Parachute Contract was unnecessary, and that the triggering mechanism agreed to by the "independent" Directors constitutes a totally inappropriate response to a simple exercise by stockholders of their democratic right to vote for the candidates of their choice. Additionally, in my opinion, it seems to be an excessive measure for the Board of Directors to approve these Change of Control Contracts in light of the takeover defenses already in place for Management including: A Staggered Board, Blank-Check Preferred Stock, and a Poison Pill. According to the Company's current Form 10-K:

"These terms have been designed to deter hostile takeovers of us, even though our stockholders might favor a takeover, especially if it were to afford them an opportunity to sell their stock at a price above the prevailing market rate." (Pg. 21).

I AGREE WITH THE POSITION TAKEN BY CalPERS IN ITS APRIL 19, 2001 LETTER TO THE INDEPENDENT DIRECTORS (CLARK R. MANDIGO, WILLIAM B. GREENE, AND FRED B. CHANEY), THAT THE GOLDEN PARACHUTE CONTRACTS SHOULD BE RESCINDED AND THAT:

"THE CHANGE IN CONTROL AGREEMENTS IN THEIR ENTIRETY APPEAR TO BE DESIGNED TO UNJUSTLY ENRICH MANAGEMENT AT THE EXPENSE OF SHAREHOLDERS."


WHY HAS LONE STAR NOW SUED GUY W. ADAMS?

Lone Star, under the management of Mr. Coulter, on April 20, 2001, filed a lawsuit personally against me in Federal District Court, seeking to enjoin me from soliciting your proxy (U.S. District Court of Kansas, Case number 01-1112-JTM). I believe this lawsuit is an effort by the Company to discredit me and to impede my candidacy by forcing me to spend my financial resources defending lawsuits rather than communicating with shareholders. I believe the allegations in this lawsuit are spurious and without legal merit.

If I discovered an error that could have cost Lone Star millions of dollars - an error which has apparently now been corrected - why am I being sued on this point?


AS A SHAREHOLDER, IS THIS HOW YOU WANT YOUR MONEY SPENT?

WHAT WOULD GUY W. ADAMS DO IF ELECTED TO THE BOARD OF DIRECTORS?

If elected, I would be completely independent of Management and provide a voice for prudent oversight of Board decisions. If the current proposal to auction Lone Star is approved by the Stockholders, I will work diligently to carry out the will of the stockholders. Further, if elected, I currently intend to make the following proposals for immediate consideration by the Board of Directors:

1)    That Lone Star's By-laws and Certificate of Incorporation be amended:

   a) to prohibit transactions between Lone Star and its Management (or their respective affiliates), without the unanimous approval of the independent directors;

   b) to declassify the board of directors so that all directors are elected annually; such declassification to be carried out in a manner that does not affect the unexpired terms of directors previously elected (such a proposal was voted upon at last year's Annual Shareholder Meeting on June 9, 2000 and was approved by 69% of all such votes cast, but the Board has thus far refused to adopt it); and

   c) to provide for an independent Chairman of the Board, thus separating the position of the Chief Executive Officer and the Chairman, and that an executive search be immediately begun for an independent Chairman; and

2) That Lone Star immediately retain an investment banking firm of national reputation to review and advise on strategic alternatives for maximizing stockholder values.


I believe my election to the Board will serve to further enhance the INDEPENDENCE and ACCOUNTIBILITY of the Board towards enhancing Shareholder Value. My goal is to represent Shareholders with an independent view on any and all matters that may come before the Board. I believe that the market value of Lone Star shares has been adversely affected by the view of some institutional investors that Lone Star is captive to Mr. Coulter's control and that the current Board shows little responsiveness to shareholder concerns.


As of fiscal year end December 26, 2000, the Company reported a Book Value of over $18.00 per share, of which $1.20 per share was in cash. The year end cashflow from operations (commonly referred to as EBITDA*) was over $54 million, or $2.22 per share. The Company has no debt. With sales of $576 million, if the Company were to be valued at 1.0 times sales, the stock price would be over $20 per share. A RECENT ANALYST REPORT SUGGESTED A TARGETED PRICE OF $16 PER SHARE. On the last trading day immediately preceding the filing of my Proxy Materials with the Commission, the stock closed at $9.41
per share.   Today (5/01/01) the stock closed at $11.91 per share.

* Earning Before Interest, Tax and Depreciation, and before asset impairment charges

I believe that Lone Star's shares are currently, significantly undervalued by the market, and I will work to make management more accountable and, through improved stockholder democracy, to improve stockholder value.

Obviously, if elected, I would only be one of five votes on the Board of Directors. Accordingly, I cannot give you any assurances than I would be able to accomplish anything as a director, only that I would work hard to improve stockholder value.

                             WWW.ADAMSCOMPANY.NET
                               (To be open soon)


  VOTE FOR GUY W. ADAMS AND BRING ACCOUNTABILITY TO THE BOARD AND MANAGEMENT!


PLEASE VOTE YOUR (COLOR) PROXY CARD FOR GUY W. ADAMS.

I urge you to date and mark your (color) proxy card FOR me, GUY W. ADAMS, and return it to me at 550 South Hope Street, Suite 1825 Los Angeles, CA 90071. To keep abreast of developments, check my Web site at www.adamscompany.net. To request additional proxy cards, please contact me at the above address.

Thank you for your consideration of my candidacy.

Very truly yours,

/s/ Guy W. Adams
    ------------
    Guy W. Adams


                                APPENDIX A

                               4-YEAR TABLE
               (FIGURES IN 1,000s except $/sh and percentage)

                                                                 5 YR. PRICE
FISCAL YR.            STOCK            STOCK DECLINE            COMPARISON TO
ENDING              PRICE/ SH           YR. OVER YR.              PEER GROUP
------------------------------------------------------------------------------
Dec 30, '97          $ 17.41              - 34.9%                   - 46.5%
Dec 29, '98          $  7.88              - 54.8%                   - 87.7%
Dec 28, '99          $  8.91              + 13.1%                   - 81.1%
Dec 26, '00          $  8.13              -  8.8%                   - 85.5%
                                          -------

4 Year Stock Price Decline                - 69.6%


FISCAL YR.          OPTIONS       TOTAL OPTIONS     WEIGHTED AVE
ENDING              REPRICED       OUTSTANDING      EXERCISE PRICE/ SH
------------------------------------------------------------------------------
Dec 31, '96               -           4,739            $28.69
Dec 30, '97           8,124           8,154            $18.08
Dec 29, '98             768           6,982            $16.91
Dec 28, '99             148           6,456            $16.57
Dec 26, '00           4,592 *         7,827            $ 9.57


FISCAL YR.        -- OPTIONS REPRICED--     ------ REPURCHASE OF SHARES ------
ENDING            AMOUNT    EXERCISE $/SH    NO. SHARES    COST   AVE PRICE/SH
Dec 30, '97        8,124      $ 18.25               -            -         -
Dec 29, '98          768      $  8.00           2,610     $ 36,357   $ 13.93
Dec 28, '99          148      $  7.94           8,758     $ 76,488   $  8.73
Dec 26, '00        4,592 *    $  8.47           5,605     $ 49,261   $  8.79

------------------------------------------------------------------------------
4 YEAR TOTALS     13,632                       16,973     $162,106   $  9.55


                                           POTENTIAL
                                          OUTSTANDING
FISCAL YR.    OPTIONS AT     SHARES      WITH EXERCISE    OPTIONS AS % OF
ENDING        YR. END      OUTSTANDING    OF OPTIONS    POTENTIAL OUTSTANDING
------------------------------------------------------------------------------
Dec 31, '96      4,739       40,703         45,442             10.4%
Dec 30, '97      8,154       41,156         49,280             16.5%
Dec 29, '98      6,982       38,608         45,590             15.3%
Dec 28, '99      6,456       29,859         36,315             17.8%
Dec 26, '00      7,827       24,276         32,103             24.4%


* 4,592 repriced and an additional 1,393 (net) granted which are not included.


APPENDIX B

CalPERS LETTER DATED APRIL 19, 2001


[CalPERS Logo]
[CalPERS Letterhead]

April 19, 2001

Clark R. Mandigo
President
Pizza Venture of San Antonio, LLC
15050 Jones-Maltsberger Road
San Antonio, TX  78247


Dear Mr. Mandigo:

Thank you for coming to Sacramento to meet with us and discuss issues related to Lone Star Steakhouse.

I am writing to request that the Board of Lone Star take the actions that would be necessary to rescind the Change in Control Agreements it made with several of its employees as disclosed in the Company's March 26, 2001 SEC 10-K filling [sic]. It is our intention to make this request public.

There are several provisions in these Agreements which give us serious concern as shareowners. It is our opinion that as independent directors of Lone Star, and our representatives, you should not have approved this agreement due to potential detrimental effect on the value of the company, both in the short-term and in the long-term.

As I stated in our meeting, the predominant feature of these Agreements is the language that provides the employee the alternative to exchange their options in the event of a change in control for cash. That amount, as detailed in the Agreements, would essentially equal their options multiplied by the transaction price per share of the change in control. You indicated to us a willingness to address this specific issue immediately, and we appreciate your attention to our concern.

However, there are additional conditions in these Agreements that give us serious concern, and we feel that these issues are significant enough that you take immediate action to rescind these Agreements. Among these issues are the following points:



[California Public Employees' Retirement System]


1) The Change in Control Contract with Jamie Coulter, effective as of January 3, 2001, appears to provide the ability for Mr. Coulter to essentially waive the provisions of the Change in Control for a party of his choice. This has the effect of potentially creating an uneven status between potential bidders. Further, it appears that Mr. Coulter's contract has been amended to remove the non-compete provisions? The combination of increasing the financial rewards of a change in control, and amending key provisions seem to have a potential impact that is inconsistent with your stated goal in providing these Agreements, as stated in the opening paragraphs of each letter.

2) These Agreements may potentially provide the right to a severance payment without a transaction for the company settling.

3) These Agreements may infringe upon shareholders' rights to elect directors without punitive consequences.

As I indicated during our meeting, these are the types of issues that give shareholders concern over the leadership of this company. The Change in Control Agreements in their entirety appear to be designed to unjustly enrich management at the expense of shareholders. Further, given the already substantial takeover defenses that Lone Star employs, which is another matter with which we have significant concern, I question the need for change in control contracts of any kind.

As a related issue, I would like to re-emphasize our position related to the shareholder proposal that passed at your 2000 Annual Meeting regarding the classified board structure. As I stated during the meeting, we feel strongly that it is incumbent upon the Lone Star Board to implement your shareholders' wishes. Your explanation for failing to de-classify after the results of your proxy was not satisfactory, and we continue to request that you take action to de-classify the Board. As a matter of policy, CalPERS will withhold our votes for directors who fail to respond to shareholder proposals that pass.

Sincerely,

By /S/ T W White
       ---------
       Ted White
       Director, Corporate Governance

cc: Guy Adams
    Sarah Teslik

[California Public Employees' Retirement System]


                                APPENDIX C

                            DOCUMENT FOOTNOTES:

Source For Page 1:
        Telescan, Inc. - Data Services
        Market Guide - Data Services
        Company Press Release 2/6/2001
        Form 10-K Filed 3/30/1999 Pg. 22
        Form 10-K Filed 3/21/2000 Pg. 20, 21
        Form 10-K Filed 3/26/2001 Pg. 13
        Definitive Proxy Filed 5/1/2000 Pg. 11


        Source for Page 2 and part of page 3:
        Definitive Proxy Filed 4/30/1997 Pg. 11         Company Press Release 2/6/2001
        Definitive Proxy Filed 4/28/1998 Pg. 11         Market Guide - Data Services
        Definitive Proxy Filed 4/28/1999 Pg. 7, 11, 12  Telescan, Inc. - Data Services
        Definitive Proxy Filed 5/1/2000 Pg. 6,8,9, 10, 17
        Form 10-K/A Filed 4/2/1998 Pg. F-16
        Form 10-K Filed 3/30/1999 Pg. F-13, F-17, F-18
        Form 10-K Filed 3/31/2000 Pg. F-12, F-17, F-18, F-24
        Form 10-K Filed 3/26/2001 Pg. 13, 16, 17, F-4, F-12, F-18
        Preliminary Proxy Filed 5/1/2001  Pg. 16

Source for Page 3:
        Telescan, Inc. - Data Services
        Company Press Release 2/6/2001
        Form 10-K Filed 3/26/2001 Pg. F-2-4


Source for Pages 3-4-5:
        Definitive Proxy Filed 5/1/2000 Pg. 6, 8, 9
        Form 10-Q Filed 7/28/2000 Pg. 14
        Form 10-K Filed 3/26/2001 - Pg F-3 and Exhibits:
        10.5     Non-Competition, Confidentiality and Non-Solicitation
                 Agreement between the Company and Jamie B. Coulter,
                 dated March 12, 1992.
        10.6     Amended  Agreement  dated  January  1, 1999  between  the
                 Company and Jamie B. Coulter.
        10.7     Employment  Agreement  between  the Company and Gerald T.
                 Aaron, dated March 22, 2000.
        10.12    Employment  Agreement  between  the  Company  and John D. White, dated March 22, 2000. Change of Control Agreement between the Company and:
                 Pg 2, 3, 4, 6, 7, 8, 9
        10.13    Jamie B. Coulter dated January 3, 2001.
        10.14    Gerald T. Aaron dated January 3, 2001.
        10.15    Randall H. Pierce dated January 3, 2001.
        10.16    T. D. O'Connell dated January 3, 2001.
        10.17    Jeffrey Bracken dated January 3, 2001.
        10.18    John D. White dated January 3, 2001.
        10.19    Deidra Lincoln dated January 3, 2001.
        Form 10-K/A Filed 4/25/2001 Pg. 5 and Attached Exhibits 10.20 through 10.26
        "Acknowledgement Letter to Change of Control Agreement" dated April 18, 2001.


Document Footnotes - Continued

Source for Page 7 and 8:
        Form 10-K Filed 3/26/2001 Pg. F-2-4
        Telescan, Inc. - Data Services


Source for Page 9 - Appendix A:
        Telescan, Inc. - Data Services              Form 10-Q Filed 3/5/2000 Pg. 6, 11
        Definitive Proxy Filed 4/28/1998 Pg. 10     Form 10-Q Filed 7/28/2000 Pg. 7, 12
        Definitive Proxy Filed 4/28/1999 Pg. 10     Form 10-Q Filed 10/20/2000 Pg. 7, 13
        Definitive Proxy Filed 5/1/2000 Pg. 11      Company Press Release 2/6/2001
        Form 10-K/A Filed 4/2/1998 Pg. F-4, F-16
        Form 10-K Filed 3/30/1999 Pg. 24, F-14, F-15, F-17
        Form 10-K Filed 3/31/2000 Pg. 23, F-3, F-13, F-16, F-17, F-24
        Form 10-K Filed 3/26/2001 Pg. 18, F-2-5, F-13, F-16, F-17
        Preliminary Proxy Filed 5/1/2001  Pg. 16

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